January 23, 2023

United States Securities and Exchange Commission

Attn: Mr. John Coleman, Mining Engineer

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, DC 20549-7010

VIA EDGAR

 Re: Energy Fuels Inc.

 Form 10-K for Fiscal Year Ended December 31, 2021

 Filed March 15, 2022

 Comment Letter Dated December 21, 2022

 File No. 001-36204

Dear Sir:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the December 21, 2022, letter regarding the above-referenced Form 10-K for Fiscal Year Ended December 31, 2021 (the "Form 10-K") of Energy Fuels Inc. ("EFI" or the "Company") filed on March 15, 2022. For your convenience, the Staff's comments are included in bold below, and we have numbered our responses accordingly.

Page numbers in the text of the Company's responses correspond to page numbers in the Form 10-K. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2021

Description of Properties, page 53

Staff Comment No. 1

Please expand your material property disclosures to include the metallurgical recovery factors that are applied in determining the recoverable quantities of minerals from your in-situ estimates for each of the related estimates of mineral resources and mineral reserves to comply with Item 1304(d)(1) of Regulation S-K.

Company's Response:

The Company understands that there should be an additional column headed "Metallurgical Recovery", that discloses the metallurgical recoveries stated as a percent of the contained metal, in the supporting technical report summary ("TRS") and reflected in the Company's Form 10-K filing for the fiscal year ended December 31, 2022, which it anticipates filing on or before March 1, 2023 (the "2023 10-K"). To remedy this issue, EFI proposes adding a column headed "Metallurgical Recovery", that discloses the metallurgical recoveries stated as a percent of the contained metal, to the mineral resource/reserve summary tables for each of the Company's material properties in each such property's TRS and in the 2023 Form 10-K.

Staff Comment No. 2

We note that you have disclosures on pages 57 and 106 indicating the mineral reserve estimates for the Sheep Mountain project are based on a long-term uranium price of $55 per pound. However, disclosures on pages 6 and 95 of the underlying Technical Report Summary at Exhibit 96.2 indicate the estimates are based on a long-term uranium price of $60 per pound, while disclosures on pages 96 and 156 indicate the price used for the reserve cut-off grade and the economic analysis base case was $65 per pound.

Please discuss these observations with the qualified persons and advise us of the revisions that would be necessary to resolve the inconsistencies and to use a consistent price for the estimates of mineral reserves, cut-off grade, and economic analysis, or to provide rationale for any of these differences that you and the qualified persons believe are appropriate.

Company's Response:

EFI acknowledges the inconsistencies identified by SEC in the prices stated in the Sheep Mountain TRS and the Form 10-K to have been used for cut-off grade calculations for the mineral resources and mineral reserves for the Company's Sheep Mountain project. To clarify, although inconsistencies have been identified in the disclosure, all cut-off grade calculations and economics supporting mineral resources and mineral reserves were in fact calculated using a long-term uranium price of US$65/lb as expressly stated in Section 15.4 - Cut-off Grade (on page 96 of the TRS) and Section 22 - Economic Analysis (on page 156 of the TRS), so the reserve numbers themselves have been consistently calculated and accurately disclosed. The references to US$60 in the TRS and to US$55/lb in the Form 10-K were inadvertent inconsistencies in disclosure that were missed during final reviews of the Sheep Mountain TRS and the Form 10-K filing.

EFI proposes to correct these inconsistencies by stating consistently in all relevant locations in the 2023 10-K that the Sheep Mountain mineral reserves are estimated using a long-term uranium price of US$65 per pound, and filing a similarly corrected Sheep Mountain TRS as an exhibit to the 2023 10-K.

Exhibits and Financial Schedules, page 189

Staff Comment No. 3

We note that you have filed technical report summaries for each of seven projects as exhibits to your filing. However, some of these do not appear to include disclosures of all material assumptions underlying the cut-off grades, such as price, cost, and recovery, as would be necessary to comply with Item 601(b)(96)(iii)(B)(11)(iii) and (12)(iii) of Regulation S-K. For example the Sheep Mountain Technical Report Summary at Exhibit 96.2 and the Nichols Ranch Technical Report Summary at Exhibit 96.6 do not appear to include all of the disclosures required for the resource and reserve cut-off grades.

Please consult with the associated qualified persons to obtain and file revised technical report summaries that include all of the material assumptions underlying the resource and reserve cut-off grades to comply with the aforementioned guidance. Please determine the extent to which the required information has been provided or omitted from the other technical report summaries that you have filed, advise us of your assessments in this regard, and of any actions that you have undertaken or propose to resolve.

Company's Response:

EFI reviewed Item 601(b)(96)(iii)(B)(11)(iii) and (12)(iii) of Regulation S-K and understands that the SEC has concerns regarding the disclosure of all material assumptions underlying the cut-off grade calculations. Item 601(b)(96)(iii)(B)(11)(iii) and (12)(iii) of Regulation S-K state the following:

[11(iii):] Include the qualified person's estimates of cut-off grades based on assumed costs for surface or underground operations and commodity prices that provide a reasonable basis for establishing the prospects of economic extraction for mineral resources. The qualified person must disclose the price used for each commodity and explain, with particularity, his or her reasons for using the selected price, including the material assumptions underlying the selection. This explanation must include disclosure of the time frame used to estimate the commodity price and unit costs for cut-off grade estimation and the reasons justifying the selection of that time frame. The qualified person may use a price set by contractual arrangement, provided that such price is reasonable, and the qualified person discloses that he or she is using a contractual price when disclosing the price used;

[12(iii):] Include the qualified person's estimates of cut-off grades based on detailed cut-off grade analysis that includes a long term price that provides a reasonable basis for establishing that the project is economically viable. The qualified person must disclose the price used for each commodity and explain, with particularity, his or her reasons for using the selected price, including the material assumptions underlying the selection. This explanation must include disclosure of the time frame used to estimate the price and costs and the reasons justifying the selection of that time frame. The qualified person may use a price set by contractual arrangement, provided that such price is reasonable, and the qualified person discloses that he or she is using a contractual price when disclosing the price used;

Specifically, the SEC noted that the TRSs do not appear to include disclosures of all material assumptions underlying the cut-off grades for the Nichols Ranch and Sheep Mountain properties. EFI believes that, except as specifically set forth below relating to the Sheep Mountain TRS, all such material assumptions are included in the respective TRSs, although in some cases found in various locations within each document. As a result, with the exception of the Sheep Mountain TRS as described below, EFI does not believe it is necessary to amend disclosures relating to material assumptions in any of the TRSs because the existing TRSs include all the material assumptions underlying the resource and reserve cut-off grades. For clarification, the Company is providing the location of the underlying material assumptions for all seven projects, as set out below:

Alta Mesa (Exhibit 96.1)

Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA, filed as exhibit 96.1 to the Form 10-K.

Section 14.2.10 (Cut-off Parameters) of the TRS details the material assumptions included in the cut-off grade calculation. As is typical with in-situ recovery ("ISR") projects, both a minimum grade cut-off and a minimum GT (Grade x Thickness) cut-off are used. More details regarding cut-off grades for ISR deposits can be found in the section on Nichols Ranch (Exhibit 96.6) below. Table 14-4 (Alta Mesa Uranium Project Cut-off Grade Calculation) breaks down the key material assumptions including metal price, metallurgical recovery, operating cost, and G&A. Details regarding why the various material assumptions were used are provided in Section 14.2.11 (Reasonable Prospects for Future Economic Extraction) on page 55. The time frame used to estimate the commodity price for cut-off grade estimation and the reasons justifying the selection of that time frame are provided in Section 14.2.9 (Metal Price). Unit costs are current as of the date of the report, and a discussion of the time frame relating to the estimation of costs is therefore not needed.

Sheep Mountain (Exhibit 96.2)

Preliminary Feasibility Study for the Sheep Mountain Project, Fremont County, Wyoming, USA, filed as exhibit 96.2 to the Form 10-K.

Section 15.4 (Cut-off Grade) of the Technical Report Summary details the material assumptions included in the cut-off grade calculation. Table 15-2 (Breakeven Cut-off Grade) breaks down the key material assumptions including metal price, operating cost, and G&A. The metallurgical recovery used for the cut-off grade and the economic cash flow is 91.9% and is listed in Section 21.2 (Cost Assumptions) and Table 22-4 (Cash Flow).  Data backing up the use of this recovery is provided in Section 13.0 (Mineral Processing and Metallurgical Testing). Additional information regarding pricing, including the time frame used to estimate the commodity price for cut-off grade estimation and the reasons justifying the selection of that time frame are provided in Section 19.0 (Market Studies). Unit costs are current as of the date of the report, and a discussion of the time frame relating to the estimation of costs is therefore not needed.

EFI recognizes that, although listed in Section 21.2 and Table 22-4, the metallurgical recovery used in the cut-off grade calculation is not explicitly stated in Section 15.4. As part of the response to Staff Comment No. 1, EFI is recommending filing a corrected TRS for the Sheep Mountain project.  As part of that corrected TRS, the Company will explicitly state in Section 15.4 the material assumptions used in determining the cut-off grade, including metallurgical recovery.

Pinyon Plain (Exhibit 96.3)

Technical Report on the Pinyon Plain Project, Coconino County, Arizona, USA, filed as exhibit 96.3 to the Form 10-K.

Section 14.11 (Cut-off Grade) of the Technical Report Summary details the material assumptions included in the cut-off grade calculation. Table 14-9 (Cut-off Grade Parameters) breaks down the key material assumptions including metal price, metallurgical recovery, operating cost, and G&A. Details regarding why the various material assumptions were used are provided in Section 14.11 on page 14-17. The time frame used to estimate the commodity price for cut-off grade estimation and the reasons justifying the selection of that time frame are provided as the fourth bullet point in Section 14.11 (Cut-off grade). Unit costs are current as of the date of the report, and a discussion of the time frame relating to the estimation of costs is therefore not needed.

Roca Honda (Exhibit 96.4)

Technical Report on the Roca Honda Project, McKinley County, New Mexico, USA, filed as exhibit 96.4 to the Form 10-K.

Section 14.11 (Cut-off Grade) of the Technical Report Summary details the material assumptions included in the cut-off grade calculation on page 14-23. Additional information regarding pricing is provided in Section 19.0 (Market Studies). The time frame used to estimate the commodity price for cut-off grade estimation and the reasons justifying the selection of that time frame are provided as the fourth and fifth bullet points in Section 14.11 (Cut-off grade). Unit costs are current as of the date of the report, and a discussion of the time frame relating to the estimation of costs is therefore not needed.

Bullfrog (Exhibit 96.5)

Technical Report on the Bullfrog Project, Garfield County, Utah, USA, filed as exhibit 96.5 to the Form 10-K.

Section 14.8 (Cut-off Grade) of the TRS details the material assumptions included in the cut-off grade calculation. Table 14-5 (Cut-off Grade Parameters) breaks down the key material assumptions including metal price, metallurgical recovery, operating cost, and G&A. Details regarding why the various material assumptions were used are provided in Section 14.8 on pages 14-20 and 14-21. The time frame used to estimate the commodity price for cut-off grade estimation and the reasons justifying the selection of that time frame are provided as the third bullet point in Section 14.8 (Cut-off Grade). Unit costs are current as of the date of the report, and a discussion of the time frame relating to the estimation of costs is therefore not needed.

Nichols Ranch (Exhibit 96.6)

Technical Report on the Nichols Ranch Project, Campbell and Johnson Counties, Wyoming, USA, filed as exhibit 96.6 to the Form 10-K.

Section 14.10 (Cut-off Grade and GT Parameters) details that the economic cut-off grade used for Nichols Ranch is a GT (Grade x Thickness) cut-off that is typical of uranium ISR deposits. It also defines a minimum cut-off grade to define the geologic extent of mineralization. As stated in Section 14.3 (Geological Interpretation) and Section 14.10.1 (Cut-Off Grade and GT Parameters - Nichols Ranch Mining Unit), the economic cut-off used for Nichols Ranch is 0.2 GT and the minimum grade cut-off is 0.02% U3O8.

ISR (also referred to as In-situ Leach ("ISL")) deposits differ from  "conventional" deposits in that no physical rock is mined and processed, but rather solution is pumped through a geologic formation, the mineral of interest is dissolved, and a "loaded" solution is pumped through a process facility and the mineral of interest is recovered. There are a number of additional factors including porosity and permeability of the rock formation that influence the production area of the deposit. In ISR mining, tons of rock are not moved and therefore a grade associated with that ton of material cannot be applied as a traditional cut-off grade. ISR operations typically use two values, a minimum geologic grade associated with the deposit to define the extent of mineralization, for Nichols Ranch that value is 0.02% U3O8. Then, an economic GT cut-off is applied, and the project is evaluated for those pounds contained from an economic standpoint. Traditionally, this GT is selected based on other similar operations or by extended pilot testing. A 0.2 GT was selected for the Nichols Ranch Project as the project was successfully operated in the past using the same GT. The project is economic at that GT as shown in Section 22, so the 0.2 GT is conservative in that the project is profitable, not simply breakeven. EFI believes that the statement included in Section 14.10 (Cut-Off Grade and GT Parameters) and repeated below sums up the use of the 0.2 GT:

The SLR QP is familiar with cut-off criteria as applied for similar operations and concurs that a minimum GT cut-off of 0.20 does meet criteria for reasonable economic extraction via ISR given the depths and general operating conditions at the Complex.

In addition to this statement, the Canadian Institute of Mining, Metallurgy and Petroleum issued Best Practice Guidelines for Uranium Mineral Resource and Mineral Reserve estimation in November 20031. In those guidelines they state the following:

1 https://mrmr.cim.org/media/1040/best-practices-in-uranium-estimation-guidelines.pdf. The following link provides additional information on the best practice guidelines (the document is from November 23, 2003):https://mrmr.cim.org/en/practice-guidelines/estimation-of-mineral-resources-mineral-reserves/

ISL mining of uranium is increasing in importance and requires somewhat different treatment in MRMR2 estimates from conventional production methods. Uranium deposits amenable to ISL methods present special situations in that some parameters (e.g. tonnage, minimum mining width, cut-off grade, dilution, etc.) are not necessarily applicable in the same form as for conventional mining. Other parameters, especially recovery, are of special importance. ISL methods of uranium mining necessarily incorporate additional physical and chemical parameters that are not germane to open pit and underground mining. These include: 1) permeability of the mineralized horizon; 2) hydrologic confinement of the mineralized horizon; 3) amenability of the uranium minerals to dissolution by weak alkaline or acidic solutions; and 4) ability to return groundwater within the mined area to its original baseline quality. It is common practice in MRMR estimates for ISL projects to use a grade times thickness (GT) contour method. This method is based on the product of mineralization grade and true thickness, indicated for each major intercept within the mineralized horizons. A minimum GT cut-off, used in much the same way that a grade cut-off is established for conventional mining operations, should be reported.

The fact that the Nichols Ranch Project shows positive economics utilizing the 0.2 GT cut-off should be the primary factor in determining the Reasonable Prospect of Economic Extraction and is therefore a valid cut-off.

The commodity price used, reasons for using the selected price, material assumptions underlying the selection, the time frame used to estimate the commodity price and the reasons justifying the selection of that time frame are provided in Section 19.0 (Market Studies and Contracts). Unit costs are current as of the date of the report, and a discussion of the time frame relating to the estimation of costs is therefore not needed.

La Sal (Exhibit 96.7)

Technical Report on the La Sal Project, San Juan County, Utah, USA, filed as exhibit 96.7 to the Form 10-K.

2 Mineral Resource and Mineral Reserve

Section 14.11 (Cut-off Grade) of the Technical Report Summary details the material assumptions included in the cut-off grade calculation. Table 14-13 (Cut-off Grade Parameters) breaks down the key material assumptions including metal price, metallurgical recovery, operating cost, and G&A. Details regarding why the various material assumptions were used are provided in Section 14.11 on page 14-23. The time frame used to estimate the commodity price for cut-off grade estimation and the reasons justifying the selection of that time frame are provided as the third bullet point in Section 14.11 (Cut-off Grade). Unit costs are current as of the date of the report, and a discussion of the time frame relating to the estimation of costs is therefore not needed.

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If you should have any questions regarding the above response, please do not hesitate to contact me at (303) 389-4130 or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376.

Sincerely, Energy Fuels Inc.

/s/ David Frydenlund
David Frydenlund Executive Vice President, Chief Legal Officer and Corporate Secretary

cc: James Guttman, Dorsey & Whitney LLP